July 30, 2009

5100 West Copans Road

Suite 710-810

Margate, FL 33063

Re:

Delaying Amendment for MemoryLane Syndication Inc. (the “Registrant”)
Pre-Effective Amendment no. 1 to Registration Statement on Form S-1 (the “Registration Statement”)
Filed July 24, 2009
SEC File No. 333-160770

Ladies and Gentlemen:

On behalf of the Registrant, pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the above referenced Registration Statement on Form S-1 filed with the Commission on July 24, 2009:

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

If you have any questions, please contact Martin Berns at (954) 974-5818 x206, President of the Registrant. Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Margate, State of Florida, on the 30th day of July, 2009.

Very truly yours,

MEMORY LANE SYNDICATION, INC.

By:  /s/ Martin Berns

President and Chief Executive Officer